United States securities and exchange commission logo





                            May 17, 2023

       Desmond Shu Pei Huang
       Chief Financial Officer
       AGBA Group Holding Ltd.
       AGBA Tower
       68 Johnston Road
       Wan Chai, Hong Kong SAR

                                                        Re: AGBA Group Holding
Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed on April 26,
2023
                                                            File No. 333-271456

       Dear Desmond Shu Pei Huang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed on April 26, 2023

       General

   1. Please provide your analysis as to why TAG Holdings Limited should not be deemed an underwriter within the
meaning of Section 2(a)(11) of the Securities Act, or revise to identify TAG Holdings
Limited as an underwriter.
   2. Please revise to update your disclosures to reflect that the Business Combination has closed. For instance,
and without limitation, we note your disclosures on pages 31, 112 and 113, regarding
management's belief that certain services will continue following the business combination,
and disclosure on page 54 that following the business combination you will independently
manage the capital structure and sources of liquidity.
 Desmond Shu Pei Huang
FirstName  LastNameDesmond Shu Pei Huang
AGBA Group    Holding Ltd.
Comapany
May        NameAGBA Group Holding Ltd.
     17, 2023
May 17,
Page 2 2023 Page 2
FirstName LastName
Prospectus Cover Page, page i

3. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities or for the warrants, units or rights overlying such securities.
4. Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
5. Please disclose the number of shares representing your public float. State, if true, that the shares being registered for resale exceed your public float and state the percentage of your public float that the shares being offered for resale represents. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock.
         Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock. Also disclose the number of shares of Class A common stock that were redeemed in connection with your business combination.
6. We note your disclosure that certain of the Selling Securityholders may realize a positive rate of return on the sale of their AGBA Shares covered by this prospectus even if the market price of AGBA Shares is below the most recent closing price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.
7. Please disclose prominently on the prospectus cover page that you are not a Hong Kong operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries.
8. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in Hong
Kong. Your
         disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, have or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on a U.S. or other foreign exchange. Please
 Desmond Shu Pei Huang
FirstName  LastNameDesmond Shu Pei Huang
AGBA Group    Holding Ltd.
Comapany
May        NameAGBA Group Holding Ltd.
     17, 2023
May 17,
Page 3 2023 Page 3
FirstName LastName
         disclose the location of your auditor   s headquarters and whether and
how the Holding
         Foreign Companies Accountable Act, as amended by the Consolidated Appropriations
         Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
9. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and other entities, or to investors, and quantify the amounts where applicable. Provide cross-
         references to the condensed consolidating schedule and the consolidated financial statements. In addition, disclose here and in the prospectus summary whether you have cash management policies that dictate how funds are transferred. Prospectus Summary, page 1

10. Please disclose in this section each permission or approval that you, your subsidiaries, or other entities are required to obtain from Chinese authorities to operate their business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or other entities are covered by permissions requirements from the
         China Securities Regulatory Commission (CSRC), Cyberspace Administration of China
         (CAC) or any other governmental agency that is required to approve you
or
         your subsidiaries' operations, and state affirmatively whether it has received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you or your investors if you, your subsidiaries, or other entities: (i) do not receive or maintain such permissions or approvals,
         (ii) inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. To the extent you conclude that
         your Business does not require any permissions or approvals from the Chinese authorities to operate its business, explain in the summary section how you determined that the permissions are not required. If you relied on the advice of counsel, provide counsel's name and consent. If you did not consult with counsel, please explain why.
11. Provide a clear description in this section of how cash is transferred through your organization. Also provide a description of how cash is transferred through AGBA and your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and other entities, and direction of transfer. Quantify any dividends or distributions that a subsidiary or other entities have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
 Desmond Shu Pei Huang
FirstName  LastNameDesmond Shu Pei Huang
AGBA Group    Holding Ltd.
Comapany
May        NameAGBA Group Holding Ltd.
     17, 2023
May 17,
Page 4 2023 Page 4
FirstName LastName
         U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including its subsidiaries and/or other entities, to the parent company and U.S. investors. Include a cross-reference to the condensed consolidating schedule.
12. Disclose in this section that trading in your securities may be prohibited under the Holding
         Foreign Companies Accountable Act, as amended by the Consolidated Appropriations
         Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities. Management's Discussion and Analysis of Financial Condition
Overview, page 43

13. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, and we note your plan to do so on page 56, discuss the
         effect of this offering on the company   s ability to raise additional
capital.
14. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should also
         discuss the fact that TAG Holdings Limited, a beneficial owner of more than 80% of your outstanding shares, may be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. Principal Shareholders, page 109

15.      Please revise to include the beneficial ownership of TAG Holdings
Limited in a
         footnote to the table, including the natural person or persons with voting and dispositive control of the shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Desmond Shu Pei Huang
AGBA Group Holding Ltd.
May 17, 2023
Page 5

       You may contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 if you
have any questions.



FirstName LastNameDesmond Shu Pei Huang                 Sincerely,
Comapany NameAGBA Group Holding Ltd.
                                                        Division of Corporation
Finance
May 17, 2023 Page 5                                     Office of Finance
FirstName LastName